UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Central Garden & Pet Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

153527106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Willow Creek Capital Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,699,046
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,699,046

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,046

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 9.75%

12. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Aaron H. Braun

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,699,046
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,699,046

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,046

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 9.75%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

WC Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,660,091
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,660,091

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,091

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 9.52%

12. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Willow Creek Offshore Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,189,973
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,189,973

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,189,973

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.83%

12. Type of Reporting Person (See Instructions) CO

Item 1.

(a) Name of Issuer

Central Garden & Pet Company

(b) Address of Issuer's Principal Executive Offices

3697 Mt. Diablo Blvd., Lafayette, CA 94549

Item 2.

(a) The names of the persons filing this statement are:

Aaron H. Braun

Willow Creek Capital Management ("WCCM")

WC Capital Management, LLC ("WC LLC")

Willow Creek Offshore Fund ("WC Offshore")

(collectively, the "Filers").

(b) The principal business office of WCCM, WC LLC and Mr. Braun is located at:

300 Drakes Landing Road, Suite 230, Greenbrae, CA 94904

The principal business office of WC Offshore located at:

c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, P.O. Box 30362 SMB, Genesis Building, Third Floor, George Town, Cayman Islands

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 153527106

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to WCCM and WC LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (As to Mr. Braun).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ X ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to WCCM, WC LLC and Mr. Braun).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

WCCM and WC LLC are registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than the holdings of WC Offshore, are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

WCCM and WC LLC are registered investment advisers. WCCM is the manager of WC LLC and has sole management authority over the investment advisory activities of WC LLC. WC LLC is also the general partner of investment limited partnerships. Mr. Braun is the president and sole shareholder of WCCM and a member and the controlling owner of WC LLC. The filing of this Schedule 13G by each Filer should not be construed as an admission that it is, and each Filer disclaims that it is, the beneficial owner of any shares of the Stock reported on this Schedule 13G, except to the extent of its pecuniary interest therein. WC Offshore is filing jointly with the other Filers, but not as a member of a group, and it expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of WC Offshore:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of WCCM, WC LLC and Mr. Braun:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

WILLOW CREEK CAPITAL MANAGEMENT By: /s/ Aaron H. Braun, President	WC CAPITAL MANAGEMENT, LLC By: Willow Creek Capital Management, Manager By: /s/ Aaron H. Braun, President

/s/ Aaron H. Braun	WILLOW CREEK OFFSHORE FUND By: WC Capital Management, LLC Attorney-in-fact By: Willow Creek Capital Management, Manager By: /s/ Aaron H. Braun, President